February 18, 2020TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the third fiscal quarter ended January 31, 2020, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“The results of our operational excellence programs at the San Martin mine are starting to gain traction and have resulted in improved production, gold grade and gold recovery quarter over quarter” reported Salvador Garcia, Chief Operating Officer of the Company. “Our focus is on strict cost and dilution control measures that will result in better head grade.”

“In addition to these ongoing improvements, this is an exciting time for the Company as we explore the Santa Elena target. The exploration program is using contractors to drill surface and underground targets and, currently, we are awaiting our first assay results.”

San Martin Production	Q3 2019	Q2 2019	Q/Q Change	YTD 2019	YTD 2018	Y/Y Change
Ore Milled (Tonnes)	58,316	54,096	8%	173,234	229,900	-25%
Gold Equivalent Ounces	3,425	3,050	12%	10,187	12,300	-17%
Gold Grade (Grams/Ton)	1.84	1.78	3%	1.88	1.56	20%
Silver Grade (Grams/Ton)	30.06	34.19	-12%	32.17	42.12	-24%
Gold Recovery (%)	90.09	87.35	3%	87.37	86.32	1%
Silver Recovery (%)	50.93	52.27	-3%	53.99	59.34	-9%
Gold: Silver Ratio	86.32	84.81		86.94	81.53

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.